

Executive Team Profile and Compensation
www.vgsmartglass.com

VG SMARTGLASS BIOS AND ANNUAL COMP.



Tony Lambros, President/ Sales ($24K + Equity)
Over 30 + years as an executive and sales expert in the window and door hardware business with companies such as CHMI and Brookline. Significant experience and track record in sales of new technologies. Developed innovative products and manufacturing processes related to door and windows hardware.



Jerry Hogan, Director of Design and Engineering (Equity)

Over Thirty Five (35) years of experience in custom high-performance curtainwall design, applications engineering and exterior wall systems forensics. Holds four (4) US Patents for the design of curtainwall retrofit products. As an exterior walls consultant, he has worked with and represented building owners, lenders, developers, investors, sellers, architects, managers, contractors and sub contractors.



Mike Stacey, Vice President, Business Development ($120K + Equity)

Co-founded SmarterShade Inc, taking, the original VG technology from concept through commercialization. Secured financial and strategic partners, and built repeatable revenue streams with global partners. Responsible for the sale of SmarterShade Inc. to VG SmartGlass in July of 2015. Mike had a successful 10+ year career at top tier technology and strategy consulting firms, where he delivered and managed over 35 projects, across a wide range of industries.

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Ryan Tatzel, Operations and Supply Chain ($40K + Equity)

Co- founder of SmarterShade Inc and original inventor of the VG Technology. Background includes a degree in chemical engineering from Notre Dame and experience in rapid prototyping. Responsible for working with R&D teams in multi-billion dollar film companies to operationalize film supply as well as setting up downstream licensee fabrication. Currently responsible for managing the VG supply chain.

REPRESENTATIVE WORK - JERRY HOGAN- LEAD DESIGNER


Sears Tower

Name of Project:	*Sears Tower Reglaze*
Location:	*Chicago, Illinois*
Client:	*Masonry Arts, Inc.*
Date:	*1997 (Project still ongoing)*
Number of Floors:	*107*
Services Provided:	*System Design,Shop Drawings, Fabrication Papers, Engineering Analysis*
Type of System:	*Unitized*
Approximate Area:	*1,200,000 Square Feet*
Approximate Value:	*$40,000,000*

111 S. Wacker, Chicago



111 South Wacker Drive is an office tower located in Chicago. Completed in 2005 at 681 feet (208 m), the 51 story blue-glass structure is one of the tallest in the city. It sits on the site of the former U.S. Gypsum Building, one of the tallest buildings in Chicago to be demolished.

Designed by Lohan Caprille Goettsch Architects,[1] the building is noted for its unique parking ramp. The ramp's cyclical form creates a dramatic sloped ceiling for the building's main lobby underneath. The ramp's corkscrew design is reflected outside as well; the pavement follows the radiating lines set inside.

One North Wacker, Chicago



General information	
Type	Commercial offices
Location	One North Wacker Drive Chicago, Illinois
Coordinates	41.882249°N 87.636205°W
Completed	2002
Owner	Hines Interests Limited Partnership
Management	Hines Interests Limited Partnership
Height	
Roof	199 m (653 ft)
Technical details	
Floor count	50
Floor area	1,400,000 sq ft (130,000 m^2)
Design and construction	
Architect	Lohan Associates (now Goettsch Partners)
Developer	John Buck Company

**Apple Store-
Michigan Ave., Chicago**







